UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 2)*

Centrue Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

15643B205
(CUSIP Number)

Capital Z Partners Centrue AIV, L.P..
142 West 57th Street
New York, New York 10019
Attn: Craig A. Fisher
 (212) 965-2328
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*        The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15643B205
1	NAME OF REPORTING PERSONS
Capital Z Partners Centrue AIV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):		(a)
(b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
0*

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
0*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

* The information in Items 4 and 5 of this statement on Schedule 13D is incorporated by reference.

CUSIP No. 15643B205
1	NAME OF REPORTING PERSONS
Capital Z Partners III GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):		(a)
(b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
0*

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
0*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

* This page reflects beneficial ownership by Capital Z Partners III GP, L.P. in its capacity as general partner of Capital Z Partners Centrue AIV. L.P. The information in Items 4 and 5 of this statement on Schedule 13D is incorporated by reference.

CUSIP No. 15643B205
1	NAMES OF REPORTING PERSONS
Capital Z Partners III GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):		(a)
(b)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0

	8	SHARED VOTING POWER:
0*

	9	SOLE DISPOSITIVE POWER:
0

	10	SHARED DISPOSITIVE POWER:
0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
0*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
CO

* This page reflects beneficial ownership by Capital Z Partners III GP, Ltd. in its capacity as general partner of Capital Z Partners III GP, L.P. The information in Items 4 and 5 of this statement on Schedule 13D is incorporated by reference.

Explanatory Note

This Amendment No. 2 (the “Amendment No. 2”) to Schedule 13D amends and supplements the Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2015, as amended on January 30, 2017, on behalf of the Reporting Persons with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Centrue Financial Corporation, a Delaware corporation (the “Issuer”).  The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

On June 9, 2017, the Issuer completed its merger (the “Merger”) with Midland States Bancorp, Inc. (“Midland”) pursuant to the Agreement and Plan of Merger, dated January 26, 2017.  As a result of the merger, the Reporting Persons received a combination of cash and Midland stock in return for all of their shares of Common Stock, as a result of which the Reporting Persons currently beneficially own no shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b).  The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 2 are incorporated herein by reference.  The Reporting Persons, in the aggregate, do not beneficially own any shares of Common Stock.

(c).          As a result of the Merger, on June 9, 2017, the Reporting Persons ceased to beneficially own any shares of Common Stock.  During the past 60 days, none of the Reporting Persons has engaged in any transaction in shares of Common Stock other than pursuant to the Merger.

(e).          The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on June 9, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 13, 2017

CAPITAL Z PARTNERS CENTRUE AIV, L.P.

By its general partner, Capital Z Partners III GP, L.P.

By its general partner, Capital Z Partners III GP, Ltd.

By:	/s/ Craig A. Fisher
Name:	Craig A. Fisher
Title:	General Counsel

CAPITAL Z PARTNERS III GP, L.P.

By its general partner, Capital Z Partners III GP, Ltd.

By:	/s/ Craig A. Fisher
Name:	Craig A. Fisher
Title:	General Counsel

CAPITAL Z PARTNERS III GP, LTD.

By:	/s/ Craig A. Fisher
Name:	Craig A. Fisher
Title:	General Counsel